UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-34862

FANG HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

F9M, Building 5, Zone 4, Hanwei International Plaza

No. 186 South 4th Ring Road

Fengtai District, Beijing 100160

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On June 2, 2016, Fang Holdings Limited (the “Company”), formerly known as SouFun Holdings Limited, issued a press release (the “Release”) announcing, among other things, its financial results for the three months ended March 31, 2016. The Company filed an amendment (“Amendment No.1”) to its Report on Form 6-K, dated June 3, 2016 (the “Original 6-K”), to furnish a corrected version of the Release.

The Company is filing this amendment (this “Amendment”) to Amendment No.1 to furnish the Company’s condensed consolidated statements of comprehensive income, which were inadvertently omitted in Amendment No.1.

This Amendment does not otherwise amend, modify or update any disclosures contained in the Original 6-K or Amendment No.1 with respect to any events occurring after the furnishing of the Original 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FANG HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: October 3, 2016

Exhibit Index

Exhibit 99.1—Revised press release originally dated June 2, 2016